SearchMedia Holdings Limited

K-Wah Center #38-03

1010 Middle Huaihai Road

Shanghai, China 200031

May 4, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SearchMedia Holdings Limited (the “Company”)

Form 20-F for the fiscal year ended December 31, 2010

Filed June 30, 2011

Response dated April 24, 2012

File No. 333-158336

Dear Mr. Spirgel:

We hereby respond to the Staff’s comment letter, dated May 1, 2012, regarding the Company’s Form 20-F for the year ended December 31, 2010 (the “20-F”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 20-F for the Fiscal Year Ending December 31, 2010

Risk Factors, page 6

Risk Related to Our Business and Operations, page 6

1.	Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over the entirety of your corporate chops, seals or other controlling non-tangible assets and the listed legal representatives authorized to sign with the chops for applicable entity. Disclose which individuals hold these items and who maintains control over the use of any corporate chops in each instance. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

In response to the comment, in future filings we will include the following risk factor.

Larry Spirgel

Assistant Director

May 4, 2012

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as the leases and sales contracts that our business relies on, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with Administration of Industry and Commerce, or AIC.

Although we usually utilize chops to enter into contracts, the registered legal representatives of each of our PRC operating subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries are members of our senior management team who owe us fiduciary duties. Accordingly, there is a risk that the registered legal representatives of each of our PRC operating subsidiaries could abuse their authority, for example, by binding the Company with contracts against the Company’s interest or intentions which could result in economic harm or damages as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with the Company did not act in good faith under such circumstances, then we could incur costs to nullify such contracts.

We rely on the Company seals, financial chops and business licenses of our PRC entities for entering into contracts, conducting banking business, or taking official corporate action of any sort including registering any change to the composition of the board or management with the relevant PRC authorities. In order to maintain the physical security of our chops, seals and business licenses and other controlling intangible assets, we generally store these items in secured locations accessible only by the authorized personnel in the local legal and finance departments. Although we monitor such authorized personnel in the local legal and finance departments, there is no assurance such procedures may be able to prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel in the local legal and finance departments obtain and misuse or misappropriate our corporate chops, seals, business licenses or other controlling intangible assets, we could incur economic damage and disruption to our operations that may necessitate corporate or legal action. Such corporate or legal action could involve significant time and resources to resolve while distracting management from our operations. In particular, during any period where we lose effective control of the corporate activities as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business which may negatively impact our business and reputation.

Larry Spirgel

Assistant Director

May 4, 2012

*        *        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the staff’s comments. If you have any questions, please contact me at your convenience at wchow@searchmediaholdings.com or 86-21-6227-8018.

Sincerely,

SearchMedia Holdings Limited

/s/ Wilfred Chow

Wilfred Chow

Chief Financial Officer

cc:	United States Securities and Exchange Commission

Ivette Leon, Assistant Chief Accountant

United States Securities and Exchange Commission

Carlos Pacho, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Kate Beukenkamp, Attorney Advisor

United States Securities and Exchange Commission

Celeste M. Murphy, Legal Branch Chief

SearchMedia Holdings Limited

Joshua Weingard, Corporate Counsel